UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

Commission File Number 000-51505

PHARMAXIS LTD

(Translation of registrant’s name into English)

Unit 2, 10 Rodborough Road

Frenchs Forest

NSW 2086

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Rule 4.7B

Appendix 4C

Quarterly report

for entities admitted

on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity
Pharmaxis Ltd

ABN	Quarter ended (“current quarter”)
75 082 811 630	30 June 2006

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A’000	Year to date (12 months) $A’000
1.1	Receipts from research grants	474	902

1.2	Payments for	(1,539)	(5,109)
	(a) staff costs
	(b) advertising and marketing	(17)	(200)
	(c) research and development	(4,096)	(10,494)
	(d) leased assets	—	(39)
	(e) other working capital	(948)	(3,116)
1.3	Dividends received	—	—
1.4	Interest and other items of a similar nature received	1,428	4,282
1.5	Interest and other costs of finance paid	—	—
1.6	Income taxes paid	—	—
1.7	Other (provide details if material)	—	—

	Net operating cash flows	(4,698)	(13,774)

+ See chapter 19 for defined terms.

30/9/2001	Appendix 4C Page 1

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

		Current quarter $A’000	Year to date (12 months) $A’000
1.8	Net operating cash flows (carried forward)	(4,698)	(13,774)

	Cash flows related to investing activities
1.9	Payment for acquisition of:
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	(97)	(232)
	(d) physical non-current assets	(342)	(1,572)
	(e) other non-current assets

1.10	Proceeds from disposal of:
	(a) businesses (item 5)	—	—
	(b) equity investments
	(c) intellectual property
	(d) physical non-current assets
	(e) other non-current assets

1.11	Loans to other entities	—	—
1.12	Loans repaid by other entities	—	—
1.13	Other (provide details if material)	—	—

	Net investing cash flows	(439)	(1,804)

1.14	Total operating and investing cash flows	(5,137)	(15,578)

	Cash flows related to financing activities
1.15	Proceeds from issues of shares, options, etc.	368	80,029
1.16	Proceeds from sale of forfeited shares
1.17	Proceeds from borrowings
1.18	Repayment of borrowings
1.19	Dividends paid
1.20	Other (provide details if material)

	Net financing cash flows	368	80,029

	Net increase (decrease) in cash held	(4,769)	64,451

1.21	Cash at beginning of quarter/year to date	102,609	33,389
1.22	Exchange rate adjustments to item 1.20

1.23	Cash at end of quarter	97,840	97,840

+ See chapter 19 for defined terms.

Appendix 4C Page 2	30/9/2001

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

Current quarter $A’000
1.24	Aggregate amount of payments to the parties included in item 1.2	85

1.25	Aggregate amount of loans to the parties included in item 1.11	Nil
1.26	Explanation necessary for an understanding of the transactions

Payments represent directors fees for the quarter

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A’000	Amount used $A’000
3.1	Loan facilities	Nil	Nil

3.2	Credit standby arrangements	Nil	Nil

+ See chapter 19 for defined terms.

30/9/2001	Appendix 4C Page 3

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.

		Current quarter $A’000	Previous quarter $A’000
4.1	Cash on hand and at bank	342	194
4.2	Deposits at call	349	1,505
4.3	Bank overdraft
4.4	Other (bank accepted commercial bills)	97,149	100,910

	Total: cash at end of quarter (item 1.22)	97,840	102,609

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))

5.1	Name of entity	Nil	Nil
5.2	Place of incorporation or registration
5.3	Consideration for acquisition or disposal
5.4	Total net assets
5.5	Nature of business

Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does /does not* (delete one) give a true and fair view of the matters disclosed.

Sign here:		Date: 31 July 2006
(Company secretary)

Print name:	David McGarvey

+ See chapter 19 for defined terms.

Appendix 4C Page 4	30/9/2001

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Notes

1.	The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.	The definitions in, and provisions of, AASB 1026: Statement of Cash Flows apply to this report except for the paragraphs of the Standard set out below.

• 6.2	- reconciliation of cash flows arising from operating activities to operating profit or loss
• 9.2	- itemised disclosure relating to acquisitions
• 9.4	- itemised disclosure relating to disposals
• 12.1(a)	- policy for classification of cash items
• 12.3	- disclosure of restrictions on use of cash
• 13.1	- comparative information

3.	Accounting Standards. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

30/9/2001	Appendix 4C Page 5

ASX/NASDAQ Media Release	20 July 2006

ARIDOL MARKETING APPLICATION FILED IN SWITZERLAND

Specialty pharmaceutical company Pharmaxis Ltd (ASX:PXS, NASDAQ: PXSL) today announced that it has lodged the registration documents for marketing approval of its asthma management product, Aridol, with the Swiss regulatory agency, Swissmedic.

Dr Alan Robertson, Pharmaxis Chief Executive Officer said; ‘Several important clinical trials for Aridol have taken place in Switzerland and, as a result, respiratory physicians are enthusiastic to have Aridol available. Swiss registration will augment our regulatory coverage in Europe, and allow us to move forward uniformly with the marketing and sales activities for Aridol.’

Aridol is currently under review by the Swedish Medical Products Agency as part of the Mutual Recognition Procedure that will embrace the other European Union member states. Switzerland is not part of the European Union and new medicines are subject to separate regulatory review.

To find out more about Pharmaxis, go to http://www.pharmaxis.com.au.

ends#

SOURCE: Pharmaxis Ltd, Sydney, Australia

CONTACT: Alan Robertson - Pharmaxis Chief Executive Officer    Ph: +61 2 9454 7202, Fax +61 2 9451 3622 Website: www.pharmaxis.com.au

RELEASED THROUGH:

United States:

Brandon Lewis, Trout Group, + 1 212 477 9007 or email blewis@troutgroup.com

Australia:

Ashley Rambukwella, Financial & Corporate Relations Pty Ltd. Ph: + 61 2 8264 1004 or +61 407 231 282 or a.rambukwella@fcr.com.au

About Pharmaxis

Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include Aridol for the management of asthma, Bronchitol for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 (symbol PXS), and on NASDAQ (symbol PXSL) in August 2005. The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.

About Aridol

Asthma is among the top 10 most commonly cited reasons for consulting a physician. Yet physicians currently rely upon complex laboratory tests when trying to confirm the diagnosis for a possible asthmatic patient.

The lung function test, Aridol, has been developed by Australian researchers and Pharmaxis Ltd. It was registered by the Australian Therapeutic Goods Administration (TGA) in March 2006 to identify bronchial hyperresponsiveness to assist in the diagnosis of asthma.

The simple test uses a patented formulation of mannitol processed into a respirable dry powder. The test requires the patient to inhale increasing doses of Aridol, which causes the airways to narrow and contract. The changes in the airways are simply detected by measuring the amount of air a person can exhale in one second. It has been demonstrated that when airway inflammation has been reduced following treatment, patient response to an Aridol challenge is diminished. This may assist doctors in making decisions on how to treat the patient.

Forward-Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this press release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMAXIS LTD

Date:	July 31, 2006	By:	/s/ David M. McGarvey
David M. McGarvey
Chief Financial Officer